UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)




                               CEC RESOURCES LTD.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)


                                   124980-10-3
              ---------------------------------------------------
                                 (CUSIP Number)

                                            Frederick R. Cummings, Jr., Esq.
                                                Warshaw Burstein Cohen
     Carl Seaman                                 Schlesinger & Kuh, LLP
250 Park Avenue, Suite 2030                         555 Fifth Avenue
New York, New York 10017                        New York, New York 10017
     (212) 972-1818                                   (212) 984-7700
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            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 8, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement:  |_|


                                                               Page 1 of 6 Pages

CUSIP No. 124980-10-3

1.     Name of Reporting Person                            Carl Seaman

       S.S. or I.R.S. Identification No.
       of Above Person

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2.     Check the Appropriate Box if a                      (a) [ ]
       Member of a Group                                   (b) [ ]
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3.     SEC Use Only

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4.     Source of Funds                                        PF

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5.     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or
       2(e)                                                [  ]
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6.   Citizenship or Place of Organization      United States

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                              7.  Sole Voting          203,009
                                  Power
                              --------------------------------------------------
Number of Shares              8.  Shared Voting
Beneficially Owned                Power
by Reporting                  --------------------------------------------------
Person With                   9.  Sole                 203,009
                                  Dispositive
                                  Power
                              --------------------------------------------------
                              10. Shared
                                  Dispositive
                                  Power
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11.     Aggregate Amount Beneficially
        Owned By Each Reporting Person                 203,009
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12.     Check box if the Aggregate Amount
        in Row (11) Excludes Certain Shares                [ ]
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13.   Percent of Class Represented by
        Amount in Row (11)                               12.8%
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14.     Type of Reporting Person                           IN

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                                                               Page 2 of 6 Pages

     This Amendment No. 1 to the Schedule 13D of Carl Seaman relating to his beneficial ownership of securities of CEC Resources Ltd. is filed to report his acquisition of 25,000 additional shares of Common Stock. Since this is the first EDGAR filing relating to Mr. Seaman's interest in these securities, the entire text of Schedule 13D responses is included in this Amendment No. 1.

Item 1. Security and Issuer.

     This Statement relates to the Common Stock of CEC Resources Ltd. (the "Common Stock"), a corporation organized under the laws of the Province of Alberta, Canada (the "Issuer"). The Issuer's principal executive offices are located at 700 - 6th Avenue S.W., Suite 1605, Calgary, Alberta, Canada T2P 0T8.

Item 2. Identity and Background.

          (a)  Name: Carl Seaman

          (b)  Address: 63 Hunting Ridge Road, Greenwich, CT 06831.

          (c) Mr. Seaman is a private investor. His office address is 250 Park Avenue, Suite 2030, New York, New York 10017.

          (d) During the last five years, Mr. Seaman has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Seaman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which subjected Mr. Seaman to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

          (f)  Mr. Seaman is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     Mr. Seaman acquired 178,009 of the shares of Common Stock to which this Statement relates (the "Shares") on February 24, 1995 and March 15, 1995, upon the exercise of subscription


                                                               Page 3 of 6 Pages
rights to purchase Common Stock issued to shareholders of Columbus Energy Corp. The aggregate consideration paid by Mr. Seaman for such Shares was $555,779.25. On November 8, 1996, Mr. Seaman acquired an additional 25,000 Shares (the "Additional Shares") from the Issuer in a private placement. The aggregate consideration paid by Mr. Seaman for the Additional Shares was $131,250.00 The source of all such payments was Mr. Seaman's personal funds.

Item 4. Purpose of the Transaction.

     Mr. Seaman acquired the Shares and the Additional Shares for investment purposes. Mr. Seaman intends to review his investment in the Issuer on a continuing basis and may, depending on his evaluation of the Issuer's business and prospects and upon future developments, determine to increase, decrease or continue to hold, his investment in the Issuer.

     Except as set forth above, Mr. Seaman does not have any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its securities;

     (c) a sale or transfer of a material amount of the assets of the Issuer;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;


                                                               Page 4 of 6 Pages

     (h) causing a class of the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) Mr. Seaman may be deemed to be the beneficial owner of 203,009 shares of Common Stock, representing approximately 12.8% of the issued and outstanding shares of Common Stock (based on 1,589,000 shares of Common Stock outstanding as of February 28,1997), consisting of:

          (i) 137,252 shares of Common Stock owned directly by Mr. Seaman; and

          (ii) 65,757 shares of Common Stock owned directly by Carl & Associates, a partnership of which Mr. Seaman holds an 80% equity ownership interest and his two adult children hold the remaining 20% equity ownership interests. Mr. Seaman possesses the sole power to vote and to dispose of the shares held by Carl & Associates. Mr. Seaman disclaims beneficial ownership of 13,151 (or 20%) of the 65,757 Common Shares held by Carl & Associates.

     Mr. Seaman's beneficial ownership set forth above does not include 2,032 shares of Common Stock owned directly by his wife, or 14,725 shares owned directly by his adult children, as to which Mr. Seaman disclaims beneficial ownership.

     (b) Mr. Seaman has sole power to vote and to dispose of 203,009 shares of Common Stock.

     (c) Mr. Seaman has not engaged in any transactions in the shares of Common Stock of the Issuer during the 60 days preceding the date of this statement.


                                                               Page 5 of 6 Pages

Item 7. Material to be Filed as Exhibits.

     Exhibit A - Partnership Agreement of Carl & Associates--Incorporated by
                 reference from Exhibit A to Schedule 13D of Carl Seaman relating to Siskon Gold Corporation, filed with the Securities and Exchange Commission on October 2, 1991.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.


Dated:  March 24, 1997


                                             /s/ Carl Seaman
                                             ---------------------------------
                                               Carl Seaman


                                                               Page 6 of 6 Pages